November 12, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Amanda Kim
Stephen Krikorian
Edwin Kim
Larry Spirgel

Re:	UserTesting, Inc.
Registration Statement on Form S-1
(File No. 333-260224)

Acceleration Request
	Requested Date:	Tuesday, November 16, 2021
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of UserTesting, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 P.M. Eastern Time on November 16, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that between November 8, 2021 through the date hereof, approximately 1,540 copies of the Preliminary Prospectus of the Registrant, dated November 8, 2021, were distributed to prospective underwriters, dealers, institutional and other investors and others.
We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi Madrid Diaz
Name:	Mitzi Madrid Diaz
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Nicole Su
Name:	Nicole Su
Title:	Vice President
[Signature Page to Underwriters’ Acceleration Request Letter]